WATAIR INC.

# 134, 9663 Santa Monica Blvd.,

Beverly Hills, CA 90210

January 26, 2011

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Watair Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed July 14, 2010
File No. 0-49955

Dear Sir/Madam:

This letter is the response of Watair Inc. (the “Company”) to the September 23, 2010 comment letter (“Comment Letter”) issued by the Commission with regard to the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2010, filed with the Commission on July 14, 2010 (the “2010 10-K”).

The Company, simultaneously with the filing of this correspondence, has filed with the Commission an Amendment No. 1 to the 2010 10-K (the “Amended 2010 10-K”).

The Amended 2010 10-K, in response to Comment No. 1 in the Comment Letter, includes only Item 8 (Financial Statements), with an introductory Explanatory Note and an amended Report of the Company’s Independent Registered Public Accounting Firm. There are no changes in the financial statements from those included in the 2010 10-K, other than the amended auditors’ report. In response to Comment No. 2 in the Comment Letter, the certifications to the Amended 2010 10-K are in the required format. Robert Rosner is signing the Amended 2010 10-K as the Chief Executive Officer, and Thomas M. Braid is signing as the Chief Financial Officer and Principal Accounting Officer.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

WATAIR INC.

By: /s/ Robert Rosner

Robert Rosner

Chief Executive Officer